UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Infinity Augmented Reality, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00400G100

(CUSIP Number)

Eyal Ben David, Adv.

Berkovitz 4, 18th Floor (Museum Tower), Tel-Aviv, Israel

+972 77 564 6039

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00400G100	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,031,719[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,031,719[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,031,719[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions) PN

1 Represents 8,031,719 shares of common stock par value $0.00001 per share (the “Common Stock”) of Infinity Augmented Reality, Inc. (the “Issuer”) which will be issuable upon conversion of newly designated Series A Preferred Stock par value $0.00001 per share (the “Series A Preferred Stock”) of the Issuer, which have not, as of the date hereof, been designated or issued. These shares of Series A Preferred Stock are issuable upon the conversion of 4,000,000 convertible debentures of the Issuer and accrued interest thereon and warrants to purchase up to an additional 4,000,000 shares, all of which are held directly by Singulariteam Fund LP.

2 The percentages reported in this Schedule 13D are based upon 110,123,545 shares of Common Stock outstanding as of April 14, 2015 (according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on April 14, 2015).

CUSIP No. 00400G100	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam GP PTE Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,031,719[3]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,031,719[3]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,031,719[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

___________________________________

3 Represents 8,031,719 shares of Common Stock of the Issuer which will be issuable upon conversion of Series A Preferred Stock of the Issuer, which have not, as of the date hereof, been designated or issued. These shares of Series A Preferred Stock are issuable upon the conversion of 4,000,000 convertible debentures of the Issuer and accrued interest thereon and warrants to purchase up to an additional 4,000,000 shares, all of which are held directly by Singulariteam Fund LP. Singulariteam GP PTE Ltd may be deemed to have beneficial ownership of these shares by virtue of its shared voting and dispositive power as the general partner of Singulariteam Fund LP.

CUSIP No. 00400G100	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam LP PTE Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3/	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,031,719[4]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,031,719[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,031,719 [4]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

___________________________________

4 Represents 8,031,719 shares of Common Stock of the Issuer which will be issuable upon conversion of Series A Preferred Stock of the Issuer, which have not, as of the date hereof, been designated or issued. These shares of Series A Preferred Stock are issuable upon the conversion of 4,000,000 convertible debentures of the Issuer and accrued interest thereon and warrants to purchase up to an additional 4,000,000 shares, all of which are held directly by Singulariteam Fund LP. Singulariteam Fund LP PTE Ltd may be deemed to have beneficial ownership of these shares by virtue of its shared voting and dispositive power as the controlling shareholder of Singulariteam GP PTE Ltd. and holder of the majority of the limited partnership interests of Singulariteam Fund LP.

CUSIP No. 00400G100	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moshe Hogeg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,374,308[5]
	8.	SHARED VOTING POWER 35,406,027[6]
	9.	SOLE DISPOSITIVE POWER 27,374,308
	10.	SHARED DISPOSITIVE POWER 35,406,027

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,406,027[7]
12/	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

___________________________________

5 Represent of (i) 450,000 shares of the Issuer’s Common Stock owned directly by Mr. Hogeg, (ii) options to purchase 12,599,995 shares of Common Stock exercisable within 60 days, and (iii) 14,324,313 shares of Common Stock, issuable upon conversion of Series B Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”), all of which are held directly by Singulariteam Fund II LP. The Series B Preferred Stock were acquired pursuant to a Series B Preferred Stock purchase agreement entered into between Singulariteam Fund II LP and the Issuer, subject to the proviso that the Issuer shall in the future designate such Series B Preferred Stock, which such series has not, as of the date hereof, been designated or issued. Currently, the holdings are denominated in Notes of the Issuer. All of the above shares are beneficially owned by Mr. Hogeg.

6 Represents the aggregate amounts specified in: (i) footnote 1, Mr. Hogeg may be deemed to have beneficial ownership of these shares by virtue of the shared voting and dispositive power over the shares granted to him by Singulariteam GP and as the Managing Partner & Chairman of Singulariteam Fund LP, and (ii) footnote 5.

7 See footnotes 5 and 6. Does not include options to purchase 7,500,005 shares of Common Stock held by Mr. Hogeg which are not exercisable within 60 days.

CUSIP No. 00400G100	13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenges Rakishev
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Kazakhstan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,031,719[8]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,031,719[8]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,031,719[8]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

___________________________________

8 Represents of the aggregate amounts specified in footnote 1, Mr. Kenges Rakishev may be deemed to have beneficial ownership of these shares by virtue of the shared voting and dispositive power over the shares granted to him by Singulariteam GP and as a member of the respective Boards of Directors of Singulariteam LP PTE Ltd. and Singulariteam GP PTE Ltd.

CUSIP No. 00400G100	13D	Page 7 of 11 Pages

This Amendment No. 3 to the Schedule 13D initially filed on October 31, 2014, as amended by Amendment No. 1 filed December 4, 2014 and Amendment No. 2 filed February 17, 2014 (the “Original Filing”), is filed by Mr. Moshe Hogeg (“Mr. Hogeg”), Singulariteam Fund LP, Singulariteam GP PTE Ltd, Singulariteam LP PTE Ltd and Kenges Rakishev (collectively, the “Reporting Persons”), and relates to the Common Stock, par value $0.00001 per share of Infinity Augmented Reality, Inc. (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings set forth in the Original Filing. Except as provided herein, this Amendment does not modify any of the information previously reported in the Original Filing.

Item 1.  Security and Issuer.

Item 1 of the Original Filing is hereby amended by the addition of the following information:

Infinity AR’s principal executive offices are located at 228 Park Ave. S #61130, New York, NY 10003-1502.

Item 2.  Identity and Background.

Item 2 of the Original Filing is hereby amended by the addition of the following information:

Moshe Hogeg

(a) This Schedule 13D is being filed on behalf of Mr. Hogeg, a natural person. Mr. Hogeg is the Managing Partner & Chairman of Singulariteam Fund LP and a member of the board of Directors of Singulariteam GP PTE Ltd as well as the Principal Partner & Chairman of Singulariteam Fund II LP and a member of the Board of Directors of Singulariteam GP II PTE Ltd. For additional information with respect to the other securities of Issuer included in this Report and over which Mr. Hogeg has sole voting and dispositive power, please refer to the Schedule 13D filed on even date hereof by Singulariteam Fund II LP, a New Zealand limited partnership and other reporting persons, including Mr. Hogeg.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended by the addition of the following information:

As described below, a portion of the securities to which this amendment No.3 to the Original Filing were issued pursuant to the following past transactions:

Mr. Hogeg's beneficial ownership of Securities held by Singulariteam Fund II LP

Singulariteam Fund II LP purchased Notes convertible into 14,324,313 newly designated shares of Series B Preferred Stock, par value $0.00001 per share, for an investment amount of $250,000. The source of the funds for this purchaser were internal working capital. All of the above shares are beneficially owned by Mr. Hogeg. For additional descriptions of these transactions, please refer to Item 4 below.

Item 4.  Purpose of Transaction.

Item 4 of the Original Filing is hereby amended by the addition of the following information:

On April 6, 2015, the Issuer entered into a Series B Preferred Share Purchase Agreement, relating to a private placement (the “Private Placement”), initially, of $1,250,000 in principal amount of the Issuer’s convertible notes (the “Notes”) to Singulariteam Fund II, an affiliate of Hogeg, the Chairman of the Board of Directors of the Issuer, Platinum Partners Value Arbitrage Fund, LP, and Sun Corporation of Japan (collectively, the “Investors”). By their terms, the Notes that have been issued to the Investors in the Private Placement are convertible into 71,621,565 shares of Series B Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”). The Series B Preferred Stock have not, as of the date hereof, been designated or issued. The agreement in the Private Placement provides that upon (and subject to) the filing by the Issuer with the Secretary of State of Nevada of an effective certificate of designation in respect of the Series B Preferred Stock, the Investors have agreed to invest an additional $3,750,000 to purchase 214,864,694 shares of Series B Preferred Stock. It is contemplated that the Notes and the Series B Preferred Stock, as applicable, are convertible to the Issuer’s Common Stock on a 1 for 1 basis.

CUSIP No. 00400G100	13D	Page 8 of 11 Pages

Pursuant to the Private Placement, Singulariteam Fund II received Notes convertible into 14,324,313 Series B Preferred Stock upon the designation thereof, for a total purchase price of $250,000. Mr. Hogeg beneficially owns such shares. In addition, upon (and subject to) the designation of the Series B Preferred Stock, Singulariteam Fund II undertook to invest an additional $750,000 to purchase 42,972,939 shares of Series B Preferred Stock.

For more information regarding the transactions contemplated by the Private Placement, please refer to the Series B Preferred Stock Purchase Agreement in the Private Placement and the form of Certificate Of Designation of rights of the Series B Preferred Stock attached as exhibits to the Issuer’s Current Report on Form 8-K, as filed with the Commission on April 8, 2015.

In addition, on February 2, 2015, the Issuer and certain of its debenture holders and stockholders, including Singulariteam Fund LP, of which Mr. Hogeg is the principal partner and chairman, and their affiliates representing a majority of the Issuer’s outstanding voting equity securities entered into a definitive agreement (the “Master Agreement”) to restructure a portion of the Issuer’s existing debt, which will be converted into Series A Preferred Stock to be designated by the Issuer and to provide for the assumption by certain of the stockholders of liabilities arising from the Issuer’s former business and serving as a first step in efforts to effect a recapitalization of the Issuer, causing the Issuer’s reporting obligations and become eligible for suspension and the Issuer’s Common Stock to become eligible for termination of registration. Under the Master Agreement, the Issuer has taken steps necessary in order to reduce the number of record holders of the Issuer’s Common Stock to below 300 holders of record, which would cause the Issuer’s reporting obligations under The Exchange Act of 1934, as amended (the “Exchange Act”) to become eligible for suspension thereunder, and cause the Issuer’s Common Stock to become eligible for termination of registration under the Exchange Act, including the implementation of a 101-for-1 reverse stock split (the “Reverse Stock Split”) of the Issuer’s outstanding Common Stock immediately followed by a 1-for-101 forward stock split of the Issuer’s outstanding Common Stock (the “Forward Stock Split”). Holders of record of less than one share of Common Stock after the Reverse Stock Split would be cashed out at the rate of $0.15 per pre-split share. Holders of record of more than one share of Common Stock after the Reverse Stock Split will participate in the Forward Stock Split. It is contemplated that upon designation and issuance, the Series A Preferred Stock, will be convertible to the Issuer’s Common Stock on a 1 for 1 basis.

Reference is made to the Master Agreement, filed as Exhibit 10.1, and the form of Certificate of Designation of Series A Preferred Stock, filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2015, all of which are incorporated herein by reference.

In connection with the transactions described above, one or more of the the Reporting Persons may from time to time acquire additional Common Stock of Issuer in the public market or in privately negotiated transactions in order to implement the purposes thereof.

The abovementioned securities of the Issuer have been acquired by the respective Reporting Persons for long-term investment purposes.

As disclosed in the Original Filing, effective March 24, 2014, the Board elected Mr. Hogeg as Chairman of the Board for a term of two years. Pursuant to his election as Chairman of the Board, the Board determined that Mr. Hogeg’s compensation will be a grant of options to purchase 20,000,000 shares of Common Stock of the Issuer at an exercise price of $0.01 per share (the “Options”), under the Issuer's 2014 Equity Incentive Plan (the “2014 Plan”). The Options vest over a twenty-four month period in equal monthly installments of 833,333 shares commencing April 30, 2014, and are subject to Mr. Hogeg’s continued service as Chairman of the Board.

Since Mr. Hogeg has held and continues to hold the position of and serve as Chairman of the Board, pursuant to the terms of the grant, additional Options have vested, resulting in a material increase in the percentage of Common Stock beneficially owned by Mr. Hogeg.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended by the addition of the following information:

Subsequent to the filing of the Reporting Persons’ amendment No. 2 to the Schedule 13D on February 17, 2015, an additional amount of 2,499,999 of the Options granted to Mr. Hogeg have vested.

In addition, as described in Item 4 above, in April 2015 Singulariteam Fund II LP acquired Notes convertible into 14,324,313 Series B Preferred Stock (upon the designation thereof) ., resulting in an the increase of the number of shares of Common Stock beneficially owned by Mr. Hogeg (by said amount), as reflected in the tables below. Mr. Hogeg, may be deemed to beneficially own these shares by virtue of the voting and dispositive power he has over these securities. For further information relating to the acquisition of the above referenced notes, please refer to the Schedule 13D filed on even date hereof by Singulariteam Fund II LP and other reporting persons, including Mr. Hogeg.

(a)-(b):

Number of shares of Common Stock beneficially owned:

Singulariteam Fund LP	8,031,719 shares	[9]
Singulariteam GP PTE Ltd	8,031,719 shares	[10]
Singulariteam LP PTE Ltd	8,031,719 shares	[11]
Moshe Hogeg	35,406,027 shares	[12]
Kenges Rakishev	8,031,719 shares	[13]

CUSIP No. 00400G100	13D	Page 9 of 11 Pages

Percent of class: (The percentage ownership was calculated based on 110,123,545 shares of Common Stock reported by the Issuer to be issued and outstanding as of April 14, 2015, in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on April 14, 2015).

Singulariteam Fund LP	6.8%
Singulariteam GP PTE Ltd	6.8%
Singulariteam LP PTE Ltd	6.8%
Moshe Hogeg	24.4%
Kenges Rakishev	6.8%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Singulariteam Fund LP	8,031,719 shares	[9]
Singulariteam GP PTE Ltd	0 shares
Singulariteam LP PTE Ltd	0 shares
Moshe Hogeg	27,374,308 shares	[14]
Kenges Rakishev	0 shares

(ii)	Shared power to vote or to direct the vote:

Singulariteam Fund LP	0 shares
Singulariteam GP PTE Ltd	8,031,719 shares	[10]
Singulariteam LP PTE Ltd	8,031,719 shares	[11]
Moshe Hogeg	35,406,027 shares	[12]
Kenges Rakishev	8,031,719 shares	[13]

(iii)	Sole power to dispose or to direct the disposition of:

Singulariteam Fund LP	8,031,719 shares	[9]
Singulariteam GP PTE Ltd	0 shares
Singulariteam LP PTE Ltd	0 shares
Moshe Hogeg	27,374,308 shares	[14]
Kenges Rakishev	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Singulariteam Fund LP	0 shares
Singulariteam GP PTE Ltd	8,031,719 shares	[10]
Singulariteam LP PTE Ltd	8,031,719 shares	[11]
Moshe Hogeg	35,406,027 shares	[12]
Kenges Rakishev	8,031,719 shares	[13]

 ________________________

9 see footnote 1.

10 see footnote 3.

11 see footnote 4.

12 see footnote 6.

13 see footnote 8.

14 see footnote 5.

(c) Except as set forth in this Schedule 13D (Amendment No. 3), and with respect to Mr. Hogeg as set forth in the Schedule 13D jointly filed by Mr. Hogeg and Singulariteam Fund II LP on even date hereof, none of the Reporting Persons has effected any transactions in the Issuer’s securities subsequent to the filing of Amendment No. 2 to the Reporting Persons’ original Schedule 13D as amended.

CUSIP No. 00400G100	13D	Page 10 of 11 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 6 of the Original Filing is incorporated herein by reference.

Mr. Moshe Hogeg is the non-executive Chairman of the Board of Directors of the Issuer.

Mr. Moshe Hogeg is the Principal Partner & Chairman of Singulariteam Fund II LP and a member of the Board of Directors of Singulariteam GP II PTE Ltd15 (as well as the Managing Partner & Chairman of Singulariteam Fund LP and a member of the board of Directors of Singulariteam GP PTE Ltd).

Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Description
99.1	Series B Preferred Share Purchase Agreement effective April 6, 2015 and form of Certificate of Designation of Series B Preferred Stock (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2015).

________________________________________

15 For additional information, please refer to the Schedule 13D filed by Singulariteam Fund II LP on even date hereof.

CUSIP No. 00400G100	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2015

SINGULARITEAM FUND LP

By: Singulariteam GP PTE Ltd, its general partner

By: /s/ Moshe Hogeg

Moshe Hogeg

Director and Authorized Signatory

By: /s/ *__________

Kenges Rakishev

Director and Authorized Signatory

SINGULARITEAM GP PTE LTD

By: /s/ Moshe Hogeg

Moshe Hogeg

Director and Authorized Signatory

By: /s/ *__________

Kenges Rakishev

Director and Authorized Signatory

SINGULARITEAM LP PTE LTD

By: /s/ Moshe Hogeg

Moshe Hogeg

Director and Authorized Signatory

By: /s/ *__________

Kenges Rakishev

Director and Authorized Signatory

MOSHE HOGEG

By: /s/ Moshe Hogeg

Moshe Hogeg

KENGES RAKISHEV

By: /s/ *__________

Kenges Rakishev

*By: /s/ Moshe Hogeg

   Moshe Hogeg

As Attorney in Fact